Exhibit 99.1

Newegg Commerce, Inc. (formerly Lianluo Smart Limited) Announces Consummation of Merger and Disposition

City of Industry, California, May 19, 2021 (BUSINESS WIRE) -- Newegg Commerce, Inc., formerly Lianluo Smart Limited (the “Company”) (NASDAQ: NEGG), a leading e-commerce company in North America, announced the closing of the merger with privately-held Newegg Inc. (“Newegg”) pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”) dated October 23, 2020. Immediately after the closing of the merger, the Company also consummated the disposition of all of its legacy business, pursuant to the terms of the equity transfer agreement (“Disposition Agreement”) dated October 23, 2020. With the closing, the Company has been renamed Newegg Commerce, Inc. and the Company’s common shares are expected to begin trading under the Company’s new symbol “NEGG” on or about May 20, 2021.

The merger and disposition (collectively, the “Restructure”) was approved by the Company’s shareholders on May 12, 2021. As a result of the closing of the Restructure, the stockholders of Newegg became the Company’s majority owners, Newegg became the Company’s wholly owned subsidiary and the Company exited the legacy medical device business previously conducted by its subsidiaries. Immediately upon completion of the Restructure, Newegg’s stockholders have an ownership interest of approximately 98.68%, and the Company’s existing shareholders own approximately 1.32% of the Company. The Company eliminated its dual class structure and all Class A and Class B shares have been exchanged to common shares on a one-for-one basis. The directors and officers appointed by Newegg became the directors and officers of the Company.

“Becoming a public company is a milestone 20+ years in the making, made possible by the hard work of Newegg’s employees, and the support of our many partners, investors and customers,” said Mr. Anthony Chow, Global CEO of Newegg Commerce, Inc. “As we enter this new phase as a public company, we’re more energized than ever about what the future holds for our company.”

The Company decided not to proceed with the $30 million offering that was previously contemplated for completion concurrently with the Restructure. The offering was no longer necessary for the Company to meet NASDAQ initial listing requirements. In addition, recent volatility in the Company’s public share price and the Company’s cash position were other factors considered by the Company before deciding to forgo the offering. The Company may reassess this decision in the future.

A registration statement on Form F-1, relating to the previously contemplated offering of securities, has been filed with the Securities and Exchange Commission (the “SEC”), but has not yet been declared effective. Securities may not be sold, nor may offers to buy be accepted, until the registration statement becomes effective. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Newegg Commerce, Inc.

Newegg Commerce, Inc., headquartered in the City of Industry, California, is a leading e-commerce company offering direct sales and an online marketplace platform for IT computer components, consumer electronics, entertainment, smart home and gaming products and provides certain third-party logistics services globally. For more information, please visit https://www.newegg.com/

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results or performance to differ materially from those expressed or implied by these forward-looking statements and, consequently, you should not rely on these forward-looking statements as predictions of future events.

These risks and uncertainties include, but are not limited to, the risk factors described by the Company in its filings with the SEC. These risk factors and those identified elsewhere in this press release, among others, could cause actual results to differ materially from historical performance and include, without limitation, the Company’s expectations with respect to future performance, growth and anticipated acquisitions; the anticipated financial impact of the Restructure; ability to recognize the anticipated benefits of the Restructure; costs related to the Restructure; demand for consumer electrics; impact of the COVID-19 pandemic; global economic conditions; geopolitical events and regulatory changes; loss of key personnel; difficulty managing planned growth properly; access to additional financing; changes in tax laws; changing interpretations of generally accepted accounting principles; inquiries and investigations and related litigation; continued compliance with government regulations; and other risks and uncertainties indicated from time to time in filings with the SEC. The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The forward-looking statements included in this communication are made only as of the date hereof. The Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

For more information, please contact:

Newegg Commerce, Inc.

Lisa A. Potok

VP of Finance and Investor Relations

E-mail: Lisa.A.Potok@newegg.com